1650 Tysons Boulevard McLean, VA 22102-4859	Tel 703.770.7900 Fax 703.770.7901 www.pillsburylaw.com

September 28, 2005

By Courier and Facsimile

Ms. Kathleen Collins

Branch Chief – Accounting

Securities and Exchange Commission

One Station Place,

100 F Street, NE

Mail Stop 4-6, Room 4561

Washington, D.C. 20549

Re:	NCI, Inc.
Registration Statement on Form S-1/A
Filed September 6, 2005
File No. 333-127006

Dear Ms. Collins:

On behalf of our client, NCI, Inc. (the “Company”), we are responding to the accounting comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 23, 2005 to Charles K. Narang, Chairman and Chief Executive Officer of the Company, with respect to the Company’s amended Registration Statement on Form S-1/A (the “Amended Registration Statement”) which was filed with the Commission on September 6, 2005. We are enclosing proposed amended disclosure (the “Amended Disclosure”), marked to show changes from the Amended Registration Statement. For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.

General

MD&A: Critical Accounting Policies—Stock-Based Compensation, page 37

1.	We do not believe that you completely responded to our prior comments no. 27 and 43. You indicate that the valuation to determine the fair value of your common stock was performed in-house. We would expect that since you have not obtained the valuation from an unrelated valuation specialist, the following should be disclosed in your MD&A:

•	Disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.

•	We note your disclosures on page 37 where you indicate that the factors contributing to the increase in the fair market value are the anticipated marketability of the stock and our increased organic growth in the first six months of 2005.” These disclosures are somewhat vague. Revise to enhance your discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. Your discussion should clarify the reasons for any difference between the fair value at each option grant date and the estimated IPO price range. Also, based on this statement, explain why the fair value of common stock on June 15, 2005 was $8.93 vs. $9.14 on April 1, 2005. We would expect your fair value of common stock to increase in June 15, 2005.

Refer to paragraphs 180 and 182 of the AICPA’s Audit and Accounting Practice Aid.

We will revise the disclosure in the second paragraph in MD&A: Critical Accounting Policies – Stock Based Compensation to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date and to clarify the discussion of significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

The Company supplementally advises the Staff that the decline in the estimated fair value of the Company’s common stock from the April 2005 valuation to the June 2005 valuation is due to a decline in market multiples of the selected public company comparables during that time period and an increase in the Company’s total debt, which was incurred, in part, as a result of the distribution of previously undistributed S corporation earnings.

2.	Tell us why you believe the market approach was the appropriate valuation method to use and tell us how you considered the Company’s stage of development in selecting this approach. Also, describe for us the selected comparable enterprises and the process followed in determining your selection.

The Company supplementally informs the Staff that it selected the public company method under the market approach to perform the valuation because such data for comparable public companies is readily available and reliable and this approach generally results in higher valuations. The Company believes that for purposes of determining stock compensation expense associated with option issuance, higher valuations reflect a more conservative approach. As compared to the public company method under the market approach, the transaction method depends on data from isolated, reported transactions and is, therefore, less practical to use for on-going valuation purposes such as setting exercise prices for stock options. The asset-based approach is used primarily for early stage companies, and would not be appropriate for the Company. While the income approach could be an appropriate valuation methodology for a business at a development stage similar to that of the Company, the Company believes a valuation methodology that relies entirely upon subjective financial projections is less likely to be reliable and consistent as compared to a valuation methodology based upon actual reported financial results. Finally, the Company notes that an independent valuation expert hired by the Company to prepare an outside valuation in 1999 used the public company method under the market approach.

The Company selected the comparable enterprises used in its valuation based on companies within its industry sector performing work comparable to the Company and selected those most similar to the Company in size, profitability, and growth. The companies selected were Dynamics Research Corporation, DigitalNet (until their acquisition by BAE Systems in 2004), MTC Technologies, Inc. and SI International.

3.	Your valuation calculation in Annex III indicates the use of 30% discount rate on your enterprise value for options granted during 2004 and 2005. Explain to us how you determined that 30% discount rate demonstrates an objective determination of your fair value. Tell us why your discount rate does not change quarterly as your marketability improves with expected initial public offering. Also, tell us how you considered the factors as outlined in paragraph 58 of the AICPA’s Audit and Accounting Practice Aid in determining the amount of your discount.

The Company supplementally advises the Staff that it believes the 30% marketability discount is necessary to apply to determine the fair value of the common stock on each grant date prior to the initial public offering for the following reasons:

•	There is a high concentration of ownership;
•	The Company is currently an S corporation, and the stock would be restricted upon exercise;
•	The Company had not yet filed a registration statement at the time of these options grants, and there is not certainty even now that the initial public offering will be completed; and
•	The expected dilution impact on the share value should the initial public offering occur.

Note 2: Summary of Significant Accounting Policies—Revenue Recognition, page F-8

4.	We note your response to our prior comment no. 39 where you indicate that fixed price completion contracts are agreements to perform all acts required in the statement of work under a contract regardless of the actual costs incurred in performance. This statement implies that the costs incurred bear no direct relationship to the performance specified in the contract. Therefore, we are still unclear as to how you determined that the use of the input measure of performance is the appropriate measure to use on your fixed-price completion contracts. Explain the relationship between cost and performance of services specified in the fixed-price completion contracts and tell us why use of input measure is appropriate.

The Company supplementally advises the Staff that under fixed price completion contracts, the Company is paid a fixed price to complete the project, regardless of the Company’s actual costs incurred, meaning there is no price adjustment should the Company’s actual costs incurred be greater or less than originally estimated. This means that the profit that the Company earns could be higher or lower than the Company originally estimated when it submitted the fixed price proposal, but the costs the Company incurs do still bear a direct relationship to the contract performance. Therefore, the Company believes the percentage of completion method of accounting for these projects is appropriate, given that the Company’s estimates to complete are updated to reflect the actual costs the Company has incurred to date and expects to incur through the end of the project, and these estimates are updated throughout the life of the project. A very small percentage of the Company’s revenue (less than 2%) is accounted for under the percentage of completion method, and only when the scope of work falls under SOP 81-1. The majority of the Company’s fixed price revenue is accounted for under the guidance provided in SAB 104.

Note 6—Stockholder’s Equity and Related Items, Stock Options, page F-17

5.	We note your revised table in Note 6 that shows the options granted during the twelve month period ended, June 30, 2005. Revise to include the fair value of common stock for each month of grant. Also, include in the financial statement footnotes disclosures indicating that the valuation was contemporaneous and was performed by management.

We will revise the disclosure to modify the table in Footnote 6 as recommended.

Thank you for your prompt consideration of these matters. If you have further questions or require additional information, please do not hesitate to contact me at 703.770.7996 or John McDonald at 703.770.7602.

Sincerely,

/S/ ALICIA A. PRATHER

Alicia A. Prather

Enclosures

cc:	Kari Jin
Mark P. Shuman-Branch Chief-Legal, Office of Computers and Online Services
Perry Hindin, Division of Corporate Finance
Charles K. Narang, Chairman and Chief Executive Officer

management processes to monitor contract performance and revenue estimates, including quarterly management reviews of contract estimates. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Estimates of award fees related to performance on certain contracts, which are generally awarded at the discretion of the client, as well as penalties related to contract performance, are considered in estimating sales and profit rates. Incentives and penalties are recorded when there is sufficient information for us to assess anticipated performance. Anticipated losses on contracts are recognized at the time they become known.

From time to time, circumstances develop or actual amounts are determinable that require us to revise our total estimated costs or revenue expectations. We record the effect of any revisions to our estimated total costs and revenue in the period in which circumstances requiring revision become known. Consequently, operating results could be affected by revisions to prior accounting estimates. Historically, these changes relate to changes in the contractual scope of our work, and have not significantly impacted the expected profit rate on a contract. We do not expect that revisions to our estimates and assumptions would have a material effect on the Company’s consolidated results of operations, cash flows or financial position.

Stock-Based Compensation

We account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) using the intrinsic-value method. Under this method, we recognized approximately $1.2 million and $0.3 million in compensation expense for stock options issued during 2004 and 2003, respectively. We allocate this expense either to cost of revenues or general and administrative expenses depending on the recipient of the option. We have issued nonqualified stock options to employees at various times during 2004 and 2003 with vesting periods ranging from zero to seven years. Compensation expense for the amount that the fair value of the stock at the grant date exceeds the exercise price is being amortized over the applicable vesting periods. In addition to the standard vesting schedule, some of the option agreements have accelerated vesting upon the occurrence of certain events, including an IPO or the achievement of certain revenue and profit goals. We estimate stock compensation expense in 2005 will be approximately $1.7 million, including the expense for the accelerated vesting of certain options. We estimate our stock compensation expense to be approximately $0.2 million each year for 2006 through 2009, but up to an additional $0.2 million could be expensed in the year the revenue and profit goals are achieved, which would reduce the expense in subsequent years.

Due to the lack of a public market for our common stock, we determined the fair value of our options considering the guidance provided by the AICPA’s Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We estimated the fair value of the common stock underlying the options by performing contemporaneous valuations each quarter for options granted in that quarter. The valuations were based on the public company method under the market approach, applying the valuation multiples of public companies in our sector that we determined to be sufficiently comparable on trailing twelve months for reported revenue, EBITDA and operating income to our previous four quarters’ results, adjusted for outstanding debt, cash, and applying a discount for lack of marketability. We prepared the valuations in-house because we have reasonable methodologies for estimating the fair value of the common stock. The following table lists the options granted during the twelve-month period ended June 30, 2005:

Month of Grant	Number of Options Granted	Exercise Price	Fair Value (1)	Intrinsic Value at Grant (2)	Intrinsic Value at IPO (3)	Fair Value Differential (4)
September 2004	49,999	$10.00	$7.51	—	$1.00	$3.49
November 2004	14,472	10.00	7.51	—	1.00	3.49
December 2004	29,205	10.00	8.70	—	1.00	2.30
April 2005	52,630	10.00	9.14	—	1.00	1.86
June 2005	26,315	10.00	8.93	—	1.00	2.07

(1)	Fair value of the common stock underlying the options is based on contemporaneous valuations performed quarterly by management using the public company method under the market approach.

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(2)	Intrinsic value at grant date is the amount by which the fair value of the common stock on the grant date exceeds the exercise price for the options and is the amount recorded as stock-based compensation expense over the applicable vesting period.
(3)	Intrinsic value at the IPO is the amount by which the assumed initial public offering price ($11.00) exceeds the exercise price.
(4)	Fair value differential is the difference between the fair value of the common stock on each grant date and the assumed initial public offering price ($11.00).

Because we use the public company method under the market approach described above, the estimated fair value for our common stock at each grant date is affected by our results over the previous four quarters, our debt and cash levels at each measurement date, and the market valuation of the selected comparable public companies at the measurement date. The estimated fair value change from the September and November 2004 grants to the December 2004 grants is attributable to an increase in our revenue, EBITDA, and operating income results for the four quarters ended September 30, 2004, an improvement in the market multiples of the comparable public companies, and a decrease in our outstanding debt. The increase in estimated fair value from the December 2004 grants to the April 2005 grants is due to continued improvement in our revenue, EBITDA, and operating income for the four quarters ended December 31, 2004, despite a minor reduction in the comparable public company multiples and an increase in our debt level. The slight decrease in the estimated fair value of the June 2005 grants is due to a decrease in the comparable public company multiples and an increase in our debt level. This estimated fair value decrease was partially offset by additional increases in our revenue, EBITDA, and operating income for the four quarters ended March 31, 2005. The fair value differentials are attributable to continued increases in our revenue, EBITDA, and operating income results on a rolling four quarter basis and our increased organic growth rate over the first half of 2005.

Based on the assumed initial public offering price ($11.00), the intrinsic value of options outstanding at June 30, 2005 was $13.1 million, of which $7.8 million related to vested options and $5.3 million related to unvested options.

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. (See discussion below under Significant New Accounting Pronouncement.) Nonpublic entities that did not use the fair-value-based method of accounting are required to apply the prospective transition method of accounting under FAS 123(R) as of the required effective date, which is, for us, January 1, 2006. Under the prospective method, a nonpublic entity accounting for its equity-based awards using the intrinsic-value method under APB 25, would continue to apply APB 25 in future periods to awards outstanding at the date they adopt FAS 123(R). Therefore, there will be no change to the projected stock compensation expenses for our existing stock options as a result of FAS 123(R).

Goodwill and the Amortization of Intangible Assets

Our accounting policy regarding acquisitions is in accordance with SFAS No. 141, Business Combinations, whereby the net tangible and identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair market values at the date of acquisition. The value of the contracts and related client relationships is based on an independent appraisal. At the time of the acquisition, all intangibles including the contracts and related client relationships and non-compete agreements are reviewed to determine the term of amortization for each intangible asset.

Our accounting policy regarding goodwill and the amortization of intangible assets requires that goodwill be reviewed periodically for impairment and no longer be amortized against earnings. Annually, on October 1, we perform a fair value analysis of our reporting units using valuation techniques prescribed in Statement of Financial Accounting Standards (SFAS) No. 142.

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset many not be fully recoverable in accordance with SFAS No. 144, Accounting for the

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Impairment of Long-Lived Assets. An impairment loss is recognized if the sum of the long-term undiscounted cash flows is less than the carrying amount of the long-lived asset being evaluated. Any write-downs are treated as permanent reductions in the carrying amount of the assets.

Contract rights are amortized proportionately against the acquired backlog. Non-compete agreements are amortized over their estimated useful lives.

Significant New Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R) will be effective for nonpublic companies in the first fiscal year beginning after December 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We plan to adopt FAS 123(R) effective January 1, 2006. FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e. pro forma disclosure is no longer an alternative to financial statement recognition). Nonpublic entities that did not use the fair-value-based method of accounting are required to apply the prospective transition method of accounting under FAS 123(R) as of the required effective date. Under the prospective method, a nonpublic entity accounting for its equity-based awards using the intrinsic-value method under APB 25, would continue to apply APB 25 in future periods to awards outstanding at the date they adopt FAS 123(R). All awards granted, modified or settled after the date of adoption will be accounted for using the measurement, recognition and attribution provisions of FAS 123(R). Although the adoption of FAS 123(R) is expected to affect the measurement of share-based equity awards to employees after adoption, we do not expect the adoption will have a material effect on our consolidated results of operations, cash flows or financial position.

Qualitative and Quantitative Disclosures about Market Risk

Our exposure to market risk relates to changes in interest rates for borrowings under our revolving credit agreement and our term loan. These borrowings accrue interest at variable rates. Based upon our borrowings under these two facilities in 2004, a hypothetical 10% increase in interest rates would have increased interest expense by approximately $21,400 and would have decreased our annual cash flow by a comparable amount.

Quarterly Results of Operations

Our results of operations, particularly our revenue, operating income and cash flow may vary significantly from quarter to quarter depending on a number of factors, including the progress of contract performance, the number of billable days in a quarter, vacation days, the timing of client orders, timing of award fee notices, changes in the scope of contracts, billing of other direct and subcontract costs, the commencement and completion of contracts we have been awarded and general economic conditions. Because a significant portion of our expenses, such as personnel and facilities costs, are fixed in the short term, successful contract performance and variation in the volume of activity, as well as in the number of contracts or task orders commenced or completed during any quarter, may cause significant variations in operating results from quarter to quarter.

The federal government’s fiscal year ends September 30. If a federal budget for the next federal fiscal year has not been approved by that date in each year, our clients may have to suspend engagements that we are working on until a budget has been approved. Any such suspensions may reduce our revenue in the fourth quarter of that year or the first quarter of the subsequent year. The federal government’s fiscal year end can also trigger increased purchase requests from clients for equipment and materials. Any increased purchase requests we receive as a result of the federal government’s fiscal year end would serve to increase our third or fourth quarter revenue, but will generally decrease profit margins for that quarter, as these activities generally are not as profitable as our typical offerings.

As a result of the above factors, period-to-period comparisons of our revenue and operating results may not be meaningful. Potential investors should not rely on these comparisons as indicators of future performance as no assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on our operating results and financial condition.

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NCI, Inc.

Notes to Consolidated Financial Statements (continued)

6. Stockholders’ Equity and Related Items (continued)

Stock Options (continued)

The following table lists the options granted during the twelve month period ended June 30, 2005:

Month of Grant	Number of Options Granted	Exercise Price	Fair Value (1)	Intrinsic Value at Grant (2)
September 2004	49,999	$10.00	$7.51	—
November 2004	14,472	10.00	7.51	—
December 2004	29,205	10.00	8.70	—
April 2005	52,630	10.00	9.14	—
June 2005	26,315	10.00	8.93	—

(1)	Fair value of the common stock underlying the options is based on contemporaneous valuations performed quarterly by management using the public company method under the market approach.
(2)	Intrinsic value at grant date is the amount by which the fair value of the common stock on the grant date exceeds the exercise price for the options and is the amount recorded as stock-based compensation expense over the applicable vesting period.

The weighted average fair value of each option granted during 2004 was $6.78.

7. Leases

The Company leases office space, equipment, and automobiles under operating leases that expire on various dates through December 31, 2013. Several of the leases contain escalation clauses ranging from 2.5% to 5.0% per year, which are reflected in the amounts below. The Company is also responsible for certain operating expenses.

The Company has entered into certain capital lease obligations with various expiration dates through January 2008. In October 2003, the Company entered into a lease line of credit to finance various PC and networking equipment.

The following amounts have been capitalized and are included in property and equipment:

	As of December 31,		As of June 30, 2005
	2003	2004
	(in thousands)
Telephone equipment	$477	$477	$477
PC and networking equipment	50	452	519
Office furniture and other equipment	39	56	39

	566	985	1,035
Less: Principal amortization	174	355	474

	$392	$630	$561

F-19